Exhibit 99.1

Harry Winston Diamond Corporation reports Diavik Diamond Mine Third Quarter 2012 Update

TORONTO, Oct. 16, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that in the third calendar quarter of 2012, the Diavik Diamond Mine produced 1.93 million carats from 0.52 million tonnes of ore processed, as compared to 1.93 million carats from 0.64 million tonnes of ore processed in the comparable quarter of the prior year. The 19% decline in ore processed in the quarter was due to a shift in production from the lower grade, lower value A-418 open pit to higher grade and higher value ore from the underground mining of the A-154 pipes. Open pit mining of the A-418 kimberlite pipe concluded in September, although processing of open pit ore from the A-418 kimberlite pipe will continue into the fourth calendar quarter of 2012.

For the nine months ended September 30, 2012, the Diavik Diamond Mine produced 5.33 million carats from 1.59 million tonnes of ore processed compared to production of 5.08 million carats from 1.67 million tonnes of ore processed in the comparable period of the prior year. Production for the nine months ended September 30, 2012, consisted of 3.47 million carats produced from 1.01 million tonnes of ore from the A-418 kimberlite pipe, 1.09 million carats produced from 0.25 million tonnes of ore from the A-154 South kimberlite pipe, and 0.66 million carats produced from 0.33 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the nine months ended September 30, 2012, was an estimated 0.10 million carats from reprocessed plant rejects ("RPR"). These RPR are not included in the Company's reserves and resource statement and are therefore incremental to production.

Diavik's full-year target production is expected to be approximately 7.4 million carats from the mining of 2.0 million tonnes of ore and the processing of 2.2 million tonnes of ore. The decrease in carats from the original plan is primarily due to deferring the processing and recovery of lower value carats from the RPR in favour of processing underground ore containing higher valued carats. Open pit mining of approximately 1.0 million tonnes of ore was exclusively from the A-418 kimberlite pipe. Underground mining of approximately 1.0 million tonnes of ore is expected to be sourced principally from the A-154 South and A-154 North kimberlite pipes, with some production from A-418. Included in the estimated production for calendar 2012 is approximately 0.3 million carats from RPR and 0.1 million carats from the implementation of an improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production. The expected run-of-mine ore production for the calendar year is generally consistent with the 2012 plan although some RPR production originally planned for calendar 2012 has been deferred to calendar 2013, when the process plant is expected to have spare capacity.

The rough diamond market has stabilized through the third calendar quarter as demand has improved. The Company expects higher than normal rough diamond inventory at October 31, 2012, although a large portion of the inventory carried at July 31, 2012, has been sold. Based on prices from the Company's rough diamond sales during the fiscal quarter, and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

Ore Type	October 2012 Average Price per Carat (in US dollars)
A-154 South	$135
A-154 North	$170
A-418	$95
RPR	$45

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about mining activities at the Diavik Diamond Mine and estimated production from the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, fluctuations in diamond prices, and changes in US and world economic conditions. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:38e 16-OCT-12